

October 3, 2012

Via E-mail
J. Michael Walsh
President and Chief Executive Officer
Core-Mark Holding Company, Inc.
395 Oyster Point Boulevard, Suite 415
South San Francisco, California 94080

  Re: **Core-Mark Holding Company, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2011
    Filed March 8, 2012
    Response dated September 10, 2012
    File No. 0-51515

Dear Mr. Walsh:

  We have reviewed your response and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1. We noted in your response to prior comment 1 that you believe the overall impact of your Canadian pretax loss in fiscal year 2011 was relatively insignificant to your Company as a whole. Notwithstanding this belief, please tell us the key variables and other factors that contributed to the material difference between your domestic operating results and your Canadian operating results. In this regard, it is unclear from your disclosure the reasons related to the pretax losses generated by your Canadian operations for the past three fiscal years while your domestic operations have historically generated pretax income.

J. Michael Walsh
Core-Mark Holding Company, Inc.
October 3, 2012
Page 2

You may contact Robert Babula, Staff Accountant, at (202) 551- 3339, or Jason Niethamer, Assistant Chief Accountant, at (202) 551 - 3855 if you have questions regarding this comment on the financial statements and related matters. You may contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief